Exhibit 7.04

FIRST SHARE PURCHASE AND SALE OPTION AGREEMENT

by and between

Grupo Repsol YPF, S.A.

and

Mr. ENRIQUE ESKENAZI

Mr. SEBASTIÁN ESKENAZI

Mr. MATÍAS ESKENAZI STOREY

Mr. EZEQUIEL ESKENAZI STOREY

February 21, 2008

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

SHARE PURCHASE AND SALE OPTION AGREEMENT
In Madrid, on February 21, 2008

BY AND BETWEEN

On the first part,

(1)
Of the first part Repsol YPF, S.A., the parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero, on the same date under number 4,293 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 7063,6058 of the 3rd Section of the Corporations Book, Sheet 119, Page M-72.059-1.  Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, valid, by virtue of the power of attorney granted on October 29, 2004, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 2,889.

Hereinafter Repsol YPF shall be referred to as the “Vendor”.

(2)
Repsol Exploración, S.A., (hereinafter, “Repsol Exploración”) established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Joaquín Enrique Pérez del Real on the same date under number 2,098 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 3146, Sheet 1, Page M-53739.  Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 786.139-E, valid, by virtue of the power of attorney granted on January 26, 2005, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 150.

(3)
Caveant, S.A., (hereinafter “Caveant”) established pursuant to Argentine law, with Bylaws registered at the Superintendency of Corporations on July 2, 1980 under Corporations Book 95, Number 2,415, Volume A. Caveant has its principal executive offices at Buenos Aires, Avda. Presidente Roque S. Peña 777 and its tax identification code (CIF) 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, , valid, by virtue of the power of attorney granted on February 14, 2008, before the notary public of Buenos Aires, Mr. Carlos Emilio del Río, folio 110 of his protocol.

(4)
Repsol YPF Capital, S.L., a wholly owned subsidiary of the Repsol group (hereinafter, “Repsol YPF Capital”) established pursuant to Spanish law on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Carlos Rives Gracia, on the same date under number 4,166 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 18308, Sheet 171, Page M-317473.  Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, valid, by virtue of the power of attorney granted on February 19, 2008, before the notary public of Madrid, Mr. Martín Recarte Casanova, protocol number 590.

On the second part,

(1)
Mr. Enrique Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º, and holder or Argentine passport number 03171746M, valid and of Foreigner’s Identity Number (N.I.E.) X-9298901-R, valid.

(2)
Mr. Sebastián Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º and holder or Argentine passport number 16764074N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298838-F, en valid.

(3)
Mr. Matías Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 20383823N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298890-J, valid.

(4)	Mr. Ezequiel Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 14156036N, valid.

Herein represented by Mr. Matías Eskenazi Storey, by virtue of the power of attorney granted in Argentina before the notary public of the City of Buenos Aires, Mr. Martín Luís Buasso, on February 11, 2008, duly apostilled.

Hereinafter Mr. Enrique Eskenazi, Mr.. Sebastián Eskenazi, Mr.. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey shall jointly be referred to as the “Purchaser” or the “Beneficiary.”

Hereinafter, Vendor, Repsol Exploración, Caveant y Repsol YPF Capital, shall jointly be referred to as the “Grupo Repsol YPF” or the “Grantor.”  Likewise, Grupo Repsol YPF and the Purchaser shall jointly be referred to as the “Parties,” and each one of them individually as a “Party.”

WHEREAS

I.	YPF, S.A. (hereinafter, the “Company”) is an international company, leader in the hydrocarbons sector in Argentina, and a member of Grupo Repsol YPF.

II.
That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., have entered into a share purchase and sale agreement, in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A., 58,603,606 shares of the Company in the form of American Depositary Shares (“ADSs”) each representing one Class D share and evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (hereinafter, the “Depositary”) in accordance with the terms of the Deposit Agreement between the Depositary and the Company dated July 1, 1993 (the “Deposit Agreement”) representing 14.9% of the capital stock of the Company (hereinafter, the “Purchase and Sale Agreement”).  Likewise, in a single act with the signing of the Purchase and Sale Agreement, the aforementioned parties have signed the Shareholders’ Agreement.

III.
That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser have entered into a purchase and sale option agreement for shares of the Company representing 10% of its capital stock (hereinafter, the “Second Option Agreement”).

IV.
That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., (a company which is wholly owned by the Eskenazi Family) have entered into a registration rights agreement  with respect to the shares purchased on this date by virtue of the Stock Purchase Agreement, in which the Parties have undertaken to enter into a new registration rights agreement with respect to the shares (and ADSs) covered by this Agreement and by the Second Option Agreement (“Registration Rights Agreement”)

V.
Grupo Repsol YPF has the intention of transferring to Petersen Group, which in turn is interested in acquiring, shares in the company representing up to 25% of its capital stock.  14.9% is subject to transfer in the Purchase and Sale Agreement, 10% is subject to the Second Option Agreement and the remaining 0.1% is subject to this Option Agreement.  All that under such terms and conditions as are agreed in the respective agreements.

VI.	Grupo Repsol YPF owns 330,933,384 class D shares of the Company’s capital stock.

VII.
The Purchaser is interested in obtaining and Grupo Repsol YPF is interested in granting, a purchase option on the Shares, for which they enter into this agreement (hereinafter, the “Agreement”) pursuant to the following

CLAUSES

1.           DEFINITIONS

For the effects of this Agreement, the following terms shall have the meanings which are cited therefor below.  All the terms used in this Agreement which are not defined in this stipulation, but which are so in any other place in this Agreement, shall have the meaning assigned to them in that other place in this Agreement.

•
“Shares”:  Class D shares of the Company (including any “ADSs”, “ADRs” and/or any other certificate of deposit or custody and/or representative of the Shares) representing 0.1% of the capital stock of the Company (counting any option, uncapitalized contribution, right to receive shares in the Company and any other security or debt convertible into shares as if such right and/or conversion had materialized, as well as all the rights and shares derived from capitalizations of reserves, revaluations, capital adjustments, and any contributions, irrevocable or not, that are pending capitalization on the Exercise Date), as well as all the political and capital rights that appertain thereto, including any preferred option or right of subscription, the right to receive any dividend or distribution corresponding thereto, either in stock, in kind, or in cash voted and not distribution by the Exercise Date and any other rights of any nature that the Vendor has in its capacity as owner of the Shares.

•
“Shareholders’ Agreement”:  The agreement signed today by Petersen Energía, S.A. and Grupo Repsol YPF that regulates a) its relationships qua shareholders of the Company and in particular, certain rights and obligations derived from its status as shareholders of the Company; and b) certain aspects related to the functioning of the Company and its organizational structure.

•	“Auditor”: Accounting firm designated in accordance with the provisions of Appendix A.

•
“Beneficiary” or “Purchaser”: jointly, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi, Mr. Enrique Eskenazi and Mr. Ezequiel Eskenazi or the company to which this Agreement is assigned to pursuant to Clause 8.2.

•
“Company”:  Means the Argentine company YPF, S.A., registered at the Superintendency of Corporations under Corporations Book 108, Number 404, Volume A, with principal executive offices at Avda. Presidente Roque Saénz Peña 777, C1035AAC Ciudad de Buenos Aires, Argentina and current tax identification code (CIF), 30-54668997-9, current.

•	“Agreement”: This purchase option agreement.

•
“Purchase and Sale Agreement”:  The purchase and sale agreement signed today by Grupo Repsol YPF and Petersen Energía, S.A., in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A., shares in the Company representing 14.9% of its capital stock.

•
“Second Option Agreement”:  the agreement entered into on this date by Grupo Repsol YPF and the Purchaser, by virtue of which, Grupo Repsol YPF has granted the Purchaser a purchase and sell option for certain shares of the Company representing 10% of its capital stock.

•	“Business Day”: Any day of the week excluding Saturdays, Sundays, and holidays set by the official calendars for Madrid (Spain), the City of Buenos Aires (Argentina) and New York (United States).

•
“Eskenazi Family”: Messrs. Enrique Eskenazi and/or Sebastián Eskenazi and/or Matías Eskenazi Storey and/or Ezequiel Eskenazi and/or their inheritors and individually and indistinctly, any of them, as well as (a) the spouse and/or any lineal descendant (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, (b) any trust solely for the benefit of any one or more persons referred to in clause (a), (c) any family trust, partnership or limited liability company established solely for the benefit of any one or more persons referred to in clause (a), or for estate planning purposes, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey, and/or (d) the heirs, executors, administrators, guardian or conservator of any of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, any of them, or of a trust under any of their wills and following their death or disability.

•
“Exercise Price Date”:  The date on which the Exercise Price is determined under the terms stipulated in the Third Clause of the Agreement.  If the Exercise Price is determined by a lack of response to any of the communications of the Parties within the agreed period, Exercise Price Date shall be construed as the calendar day after the end of the aforementioned period.

•
“Exercise Date”:  The date on which the Beneficiary duly sends written correspondence to Grupo Repsol YPF stating its desire in the sense of exercising the Option free and clear under the terms of this Agreement.

•	“Execution Date”: The date on which the purchase and sale of the Shares is effectively formalized and executed by full or partial exercise of the Option.

•	“Index”: the Consumer Price Index published monthly by the Bureau of Labor Statistics for the period from the date of execution of this Agreement up to the Exercise Date.

•
“OPA”:  Public offering to buy shares of the Company under the terms and pursuant to the procedure stipulated in Article 7 of the corporate bylaws of the Company, as such article is amended from time to time.

•	“Option” The purchase option regulated by this Agreement over the Shares.

•	“Grantor”: Grupo Repsol YPF, acting jointly and severally.

•	“Option Exercise Period”: the four (4) years after the date on which this Agreement is signed.

•	“Exercise Price”: the amount that the Beneficiary must pay to Grupo Repsol YPF for the Shares of the Company on which it exercises the Option, which shall be calculated under the terms detailed below:

•	“Share price”: shall be that resulting from the following formula

(Total Value of the Company * Index) +/- Accumulated Results – Dividends +/- Changes in Capital
Total number of shares (Shares issued in circulation (fully diluted, as per definition of Shares)

where:

Total Value of the Company shall be 15,000,000,000 United States dollars;

Dividends:  shall be the dividends distributed by the Company in cash, in kind, in capital stock, or any distribution made by the Company between the date the Agreement is signed and the Execution Date.

Changes in Capital shall mean the contributions made in cash or in kind by partners or third parties and that result in an increase in the Company’s capital (which shall be added in the preceding formula) or disbursements made by the Company to its shareholders by reason of capital reductions (which shall be subtracted in the formula stipulated above) which occur between the date the Agreement is signed and the Execution Date.

•	Total Number of Shares means the number of shares on the Execution Date (Fully diluted).

•
“Registration Rights Agreement”:  an registration rights agreement between Repsol YPF, S.A. and the Purchaser and certain financial institutions for the execution of a “Registration Statement” according to the securities laws in New York (USA), with respect to the shares (and ADSs) covered by this Agreement and by the Second Option Agreement.

•
“Accumulated Results”:  the accumulated results of the Company, provided that they come from gains or losses, as applicable, obtained by the Company after the signing of this Agreement and deducting from them the amount that the Company must pay as gains tax.  For purposes of calculating accumulated results, the result of each fiscal year ended after the date of the present Agreement, as it arises from each of the financial statements corresponding to such fiscal year approved by the Company (deducting the incidence of taxes from the earnings) will be taken and, for each current exercise as of the Exercise Date the provisional result for the current exercise as it is shown on the report prepared by the Company’s accounting and financial management and submitted to the Boar of Directors (deducting the incidence of taxes from earnings), will be taken, all of this without duplication.  For purposes of this definition, the financial statements approved by the Company are those approved as such without considering the possible qualification or exceptions or limitations within reach of the opinion that could be contained in the auditor’s opinion about such financial statements, except in the case that such qualification, exceptions or limitations could have an effect over the Results that was quantified by the auditor on such opinion, in which case such qualifications, exceptions or limitations will be considered up to the amount indicated therein by the auditor.

•	“Vendors Loan”: the financing agreement entered into by the Parties dated February 21, 2008 and which is included as Appendix E-X to the Purchase and Sale Agreement.

The terms that are used in singular shall have an equivalent meaning when used in the plural, and vice-versa.  Any reference in this Agreement to shares or interest held in a specific corporate entity will include shares, interest held and any other form of participation in the capital of such corporate entity, as well as any certificates issued by such corporate entity or by any third party representative of shares, interest held or participation in such corporate entity, including without limitation, “ADSs”, “ADRs” and any other certificate of deposit or custody of the shares, interest held or participation in such corporate entity.

2.	PURCHASE OPTION

2.1
Grupo Repsol YPF hereby grants jointly and severally to the Beneficiary, which accepts, the Purchase Option, whereby the Beneficiary shall have a right to purchase from Grupo Repsol YPF, which assumes the obligation to sell the Shares, free of charges, liens, and third-party rights, pursuant to the terms and conditions established in this Agreement.

2.2
This Purchase Option includes any other shares in the Company, including any shares that Grupo Repsol YPF might subscribe to or acquire during the Option Exercise Period, that is necessary for the Beneficiary to acquire a percentage interest in the Company of 0.1% in addition to the 14.9% acquired in virtue of the Purchase and Sale Agreement.

3.	EXERCISE PRICE

3.1	The purchase and sale price of the Shares resulting from exercising the Option shall be equal to the Exercise Price.

3.2
The Exercise Price shall be calculated by the Purchaser and reported to Grupo Repsol YPF on the Exercise Date.  In such correspondence, the Purchaser shall indicate the Exercise Price it deems is applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate it.

3.3
If Grupo Repsol YPF agrees with the Exercise Price calculated by the Purchaser or does not respond within the five (5) calendar days following the Exercise Date, the Exercise Price will be the one indicated by the Purchaser, we will proceed with the provisions foreseen in Clause 6. If Grupo Repsol YPF were not in agreement with the calculation made by the Purchaser of the Exercise Price of the Shares over which the Option is exercised, it shall report such to the Purchaser within five (5) calendar days after the Exercise Date on which the Beneficiary has effected the corresponding written notification to Grupo Repsol YPF. In such notification (the “Grupo Repsol YPF Notification”), Grupo Repsol YPF shall indicate the Exercise Price it deems applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate such price.

3.4
Once the Grupo Repsol YPF Notification is received by the Purchaser, it shall have a period of five calendar days to state to Grupo Repsol YPF whether (i) it accepts the Option Exercise Price included in the Grupo Repsol YPF Notification; or whether (ii) it disagrees with the calculation of the Exercise Price made by Grupo Repsol YPF.

a)	In the case contemplated in section 3.4.(i), the Exercise Price shall be that included in the Grupo Repsol YPF Notification and we will proceed with the provisions foreseen in Clause 6.

b)
In the case contemplated in section 3.4 (ii), the Parties agree that the Exercise Price will be determined, definitively and irrevocably, by the Auditor, such price cannot be higher than the Exercise Price calculated by Grupo Repsol YPF nor lower than the Exercise Price calculated by the Purchaser. For this, any of the Parties may ask the Auditor to calculate the Exercise Price, providing him a copy of the calculations made by the Purchaser and by Grupo Repsol YPF, with its corresponding precedents. The auditor must prepare a report determining the Exercise Price, definitively and irrevocably by the Parties, within 10 days following the receipt of the request by the corresponding Party. The Auditor’s fees and expenses will be borne by the Party whose calculation most differed, above or below, from the Fixed Exercise Price determined by the Auditor.

3.5
If within the timeframes stipulated in sections 3.3 and 3.4, above, Grupo Repsol YPF or the Purchaser, as the case may be, have not notified the other Party of its response, or the correspondences stipulated in sections 3.3, and 3.4, above, were not made under the agreed terms, it shall be construed that they accept the Exercise Price calculated by the other Party, and they undertake to formalize the purchase and sale of the Shares at such price.

4.	OPTION EXERCISE PERIOD

4.1
The Purchaser shall be authorized to exercise the Option at any time during the Option Exercise Period which shall start on the date this Agreement is signed and which will end within a period of four (4) years calculated from the aforementioned date.

5.	METHOD OF EXERCISING THE PURCHASE OPTION

5.1
The Beneficiary shall exercise the Option with respect to Grantor through written correspondence made in the manner stipulated in this Agreement and within the term stipulated in the foregoing clause, stating its desire in the sense of exercising the Option under the terms of this Agreement.

The Option shall be deemed exercised one each date on which the Beneficiary duly sends the aforementioned correspondence (the “Exercise Date”).

5.2	The Beneficiary may only exercise the Option with respect to all the Shares, and at once.

5.3	In the Option exercise notification, the Beneficiary shall notify Grantor of the Exercise Price under the terms stipulated in Clause 3 of the Agreement.

6.	EXECUTION OF THE OPTION

6.1
The purchase and sale resulting from exercising the Option shall be formalized and executed by transfer of ownership of the Shares, including registration of ownership of the Shares in the respective records in favor of the Beneficiary and, simultaneously, payment of the Exercise Price, within a period of ten (10) Days after the Exercise Price Date.

6.2
To this end, the Parties undertake to take, within the aforementioned period, all actions needed for the valid transfer of ownership of the Company’s Shares on which the Option is exercised and payment of the Exercise Price pursuant to applicable Argentine law.  The date on which the aforementioned purchase and sale is formalized and effectively executed shall hereinafter be called the “Execution Date.”  The ADS certificates representing the Shares to be delivered by the Vendor to the Purchaser will include an English language legend indicating that their circulation has been limited by the agreement with the Depositary according to the Spanish language text as detailed in Appendix 6.2.

6.3
If Grantor breaches its obligation to formalize and execute the purchase and sale of the Shares resulting from exercising the Option in the manner stipulated above, Grantor shall pay the Beneficiary an amount equal to the Exercise Price as a penalty, not replacing such indemnification for damages and injuries as, if applicable, correspond, and that without prejudice to Grantor’s obligation to perform its obligation to formalize and execute the purchase and sale of the Shares.

6.4
Notwithstanding the foregoing, taking into account that Article 7 of the corporate bylaws of the Company establishes the obligation to make a Public Offer to Acquire (“OPA”) all of the shares of the Company in certain cases, the Parties agree that if the Purchaser is obligated to make an OPA as a result of exercising the Option, the Execution of the Option shall not take place within the period of ten (10) Days after the Exercise Price Date, but rather within the period of Ten (10) Days after the date on which the statutory OPA process would have completed, and therefore the Purchaser is authorized to acquire the Shares covered by the Option, if the Company’s bylaws were to require the OPA to be completed to perfect the transfer of the Shares over which the Option would have been exercised.

6.5
In this case, the Purchaser shall send notification to Grupo Repsol YPF as soon as the aforementioned procedure has ended, indicating to it the date, place, time, and Notary before whom the transfer of the Shares shall be formalized.

6.6
The Shares with respect to which the Option were exercised shall be sold and transferred by Grupo Repsol YPF to the Purchaser free of charges, liens, guaranties, and privileges of any type and shall be freely transferrable, all of which shall be certified in writing by the Grantor at the time of transfer.

7.	OTHER COMMITMENTS OF THE PARTIES

7.1	Representations and Warranties of Grupo Repsol YPF

Grupo Repsol YPF makes through this Agreement, with effect on each Option Exercise Date, in favor of the Beneficiary and with respect to the Shares which would have been covered by the Option, the same representations and warranties related to the capacity of Grupo Repsol YPF, the ownership of such shares, position of the Company and nonexistence of conflict that are included in the Stock Purchase and Sale Agreement (Clauses 8.1.1 to 8.1.4).  Likewise, the representations and warranties established in Clauses 8.1.6, 8.1.7, 8.1.8 and 8.2.4 of the Stock Purchase and Sale Agreement are deemed to be reproduced.

7.2	Liability of Grupo Repsol YPF for Representations and Warranties

Grupo Repsol YPF shall be liable to the Beneficiary, under the same terms as those stipulated in the Purchase and Sale Agreement, for any damage or loss that it might case to the Beneficiary as a result of default, inaccuracy, omission, or lack of truth of the Representations and Guarantees formulated under the scope of Clause 7.1 of this Agreement.

Notwithstanding, if at the time Petersen Energía, S.A. exercises a claim against the Vendor under the scope of Clause 8.3.2 of the Purchase and Sale Agreement for damages and injuries derived from any inexactitude, omission, or lack of veracity of that established in Clause 8.1.5 of the Purchase and Sale Agreement, whether this Option was exercised in whole or in part, the number of Shares purchased as a result of the exercise of the Option shall be calculated together with the 14.9% initially acquired to determine the amount of the monetary damages caused to the Purchaser and its possible indemnification and the price of such Shares will be added at the price paid in the Purchase and Sale Agreement for purposes of calculating the limit foreseen in the Clause 8.3.2 of the Purchase and Sale Agreement.

7.3	Financing of the Purchase Price by Grupo Repsol YPF

7.3.1
For the purposes of facilitating the exercise of the Option by the Purchaser and acquisition by it of the greatest percentage possible of the capital stock of the Company, Grupo Repsol YPF undertakes with respect to the Purchaser to finance, if the latter so requests of it, up to a maximum of 48% of the Exercise Price that the Purchaser must pay Grupo Repsol YPF as a result of the exercise of the Option.

7.3.2
If the Beneficiary requires the Grupo Repsol YPF financing to pay the Exercise Price, it shall notify Grupo Repsol YPF in the correspondence that it sends it on the Exercise Date, including an express mention of the financing that it requests to pay the Exercise Price.

7.3.3	The Parties agree that the terms of the financing by Grupo Repsol YPF of the Shares covered by the Option shall be identical to those stipulated in the Vendors Loan.

7.4	Commitment to guarantee the financing of the OPA

7.4.1
Grupo Repsol YPF undertakes with respect to the Purchaser, at Grupo Repsol YPF’s choice, to either finance or to guarantee the eventual financing that the Purchaser negotiates with credit institutions to finance up to 100% of the price that the Purchaser had to pay to acquire such shares as the Company’s shareholders sold as are result of the OPA that the Purchaser had to effect by reason of the full or partial exercise of the Option.  This guarantee commitment is limited to up to a maximum amount equivalent to the acquisition of 0.9% of the Company’s shares, which corresponds to a percentage of shares that are not Grupo Repsol YPF’s property.

7.4.2	Without prejudice to the foregoing, the guarantee commitment established in section 7.4.1 shall end, in any case, once three (3) months have elapsed from the execution of this Agreement.

7.5	Adhesion of the Beneficiary to the Shareholders’ Agreement and execution of the Registration Rights Agreement by the Company

7.5.1
If the Option is exercised, the Beneficiary, or the entity to which the Option is assigned to in the terms of Clause 8.2 below, shall have the right and obligation, on the Execution Date, and with respect to the shares it acquires of the Company, to sign an adhesion document to the Shareholders Agreement, with the Parties providing their express agreement to such adhesion.  In that case the Beneficiary, or its legitimate assignee, shall form an integral part of the Party referred to as PESA in such Shareholders Agreement.

The Grantor undertakes to perform all the necessary acts for the Company to execute the Registration Rights Agreement before March 10, 2008.

7.6	Commitment with respect to Grupo Repsol YPF Not To Sell in the OPA

Grupo Repsol YPF hereby irrevocably undertakes, directly or indirectly, not to participate with any of its shares or securities of the Company in such OPA.  To these ends, Grupo Repsol YPF shall present to the CNV, SEC, and the National Securities Exchange Commission, a formal statements to prove such commitment not to appear in the OPA under the terms of the pro-forma document which is attached as Appendix 7.6 and any other document that is reasonably required by these authorities to that end.

8.	MISCELLANEOUS STIPULATIONS

8.1	Notifications

8.1.1
Any notifications and correspondence that might or must be made by and between the Parties in relation to this Agreement, shall always be made in writing through notarized correspondence or other procedure that proves the delivery thereof and receipt by the addressee.

For the effects of notification, the Parties indicate the following addresses:

(i)	If addressed to the Beneficiary:

To the attention of:  Mr. Mauro Dacomo and/or Ignacio Moran
Address:  Cerrito 740, 1º. Ciudad de Buenos Aires
Fax number:  54 1155 55 01 00

(ii)	If addressed to Grupo Repsol YPF:

Paseo de la Castellana nº 278-280
28046  Madrid (España)
Fax: (34) 91 348 04 47

Attention: Corporate Director for Strategy and Development

With a copy to:
Fax: (34) 91 348 40 86

Attention: Corporate Director for Legal Matters

8.1.2
Only notifications sent to the addresses and in the manner indicated above shall be deemed received.  Notifications sent to a new address of any of the Parties shall only take effect if the addressee Party has notified the other Party in advance of a change of address notifying it pursuant to this stipulation.

8.2	Assignment

8.2.1
Neither the Beneficiary nor Grupo Repsol YPF may assign in whole or in part the obligations derived from this Agreement to any third party except as expressly agreed in advance in writing by the other Party.

8.2.2
Notwithstanding the foregoing, Grupo Repsol YPF shall not deny its consent if the Beneficiary assigns the Option (i) to companies which are ultimately wholly-owned, by 100% of their capital stock, by the Eskenazi Family and/or any member of the Eskenazi Family, nor (ii) for the Beneficiary to assign, totally or partially, the rights to economic content but not the obligations, arising for the Beneficiary from this Agreement in favor of any person or entity, to guarantee performance of the financial obligations assumed at the time the Option is exercise with respect to such Shares.

8.3	Confidentiality

8.3.1	The content of this Agreement shall be entirely confidential, the Parties being obligated not to disclose the content hereof to any third party, except:

(a)	Pursuant to a judicial or administrative resolution or other legal obligation;

(b)	In order to demand or facilitate performance of the rights and obligations derived from the Agreement;

(c)	If applicable, in order to meet legal or statutory requirements derived from the exercise of the Option and Acquisition of the Shares;

(d)
Insofar as required, to meet or comply with such reporting obligations as are required with respect to regulatory and supervisory bodies of the capital markets on which Company, Vendor, or if applicable, the Purchaser, are listed.

(e)
In order to provide information to their advisors and auditors, and when financial entities reasonably need knowledge thereof, provided that they are bound by law or by contract to maintain the confidentiality of the information obtained.

8.3.2
Exceptionally, Parties shall be authorized to make the mandatory communications required by an official body.  The Parties to this Agreement shall agree, insofar as possible, to any mandatory communications.

8.4	Taxes and Expenses

8.4.1
All taxes and expenses of any type payable for the granting and execution of this Agreement, as well as for the formalization and execution of the purchase and sale of the Shares resulting from  exercising the Option, shall be borne by the Parties pursuant to the law.

8.5	Full Agreement

8.5.1
This Agreement contains the full agreement of the Parties with respect to the objective thereof and it voids all other prior contracts and agreements related thereto, except the sale option agreement signed on the same date as this Agreement.

8.6	Amendments

8.6.1	This Agreement may only be amended by written document signed by the Parties that expressly refers to this Agreement.

8.7	Severability

8.7.1
If any of the Stipulations of this Agreement, or any stipulation included in it in the future, were or were to become void or impossible to perform, the validity or enforceability of the other Stipulations of this Agreement shall not be affected by such circumstance, except if the efficacy of the latter were to depend on the former.  It shall be construed that the stipulation voided or that cannot be executed shall be replaced by an adequate and equitable stipulation that, insofar as legally possible, approximates insofar as possible the intention and objective of the aforementioned stipulation voided or impossible to execute.

8.8	Timeframes

8.8.1	Timeframes established in number of days stipulated in this Agreement shall begin to run on the day after the day indicated as a reference date.

8.8.2	Timeframes indicated in weeks shall be calculated from weekday to weekday and those indicated in months or years shall be calculated from date to date.

8.8.3	The expiration date, which shall expire at twenty-four hundred hours, shall be deemed included in all timeframes.

8.8.4	Timeframes ending on a day other than a Business Day or a business day in the City of Buenos Aires, Argentina, shall be deemed extended through the next Business Day.

8.9	Termination

This agreement shall be automatically extinguished and nullified if the Purchase and Sale Agreement is terminated as a result of the Argentine antitrust officials not authorizing the purchase stipulated in that agreement.

9.	APPLICABLE LAW AND JURISDICTION

9.1	Applicable Law

9.1.1
This Agreement shall be governed and interpreted pursuant to the provisions of Spanish law.  Notwithstanding the foregoing, the transfer of the Shares in case of exercise of the Option, shall be governed by Argentine law.

9.2	Jurisdiction

9.2.1
The Parties expressly submit any disagreement or controversy that might arise on this Agreement or the execution hereof, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before 3 (three) arbitrators designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

9.2.2	The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration procedure, if applicable, shall be undertaken.

9.2.3	The arbitration procedure shall be undertaken in the Spanish language in the city of New York (United States of America), at such place designated by the CCI.

9.2.4
The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall take cognizance of it.  Grupo Repsol YPF and the Beneficiary shall appoint one (1) arbitrator each, and the third of them shall be designated jointly by the arbitrators so designated.  If the first two (2) arbitrator cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current regulations of the CCI.

9.2.5	Likewise, the arbitration proceeding shall be subject to the rules and regulations of the CCI.

9.2.6
The Parties shall request that the arbitrators include in the arbitration decision, an express decision on the costs.  The resolution on the costs shall be proportional to the estimation of the claims of the Parties contained in the arbitration decision.

9.2.7
The arbitration shall in all cases be final and the Parties are obligated to execute and perform voluntarily the provisions of the arbitration decision, within such terms as are established by common accord at the beginning of the arbitration decision.  In the absence of an agreement, the provisions of the CCI’s Regulation shall apply.

9.2.8
Subsidiarily, and if necessary, especially in relation to forced execution of the arbitration, the holding of preliminary proceedings and the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of the city of Buenos Aires, at the option of the defendant or plaintiff Party.

In witness whereof, the Parties sign this Purchase Option Agreement in one copy, in the place and on the date indicated in the heading, to be delivered to a Notary and recorded in the public registry.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

For

Mr. Enrique Eskenazi
Mr. Sebastián Eskenazi
Mr. Matías Eskenazi Storey
Mr. Ezequiel Eskenazi Storey

Mr. Matías Eskenazi Storey

Appendix A

Procedures for Auditor Appointment

The Parties will select, within the ten (10) day period following the signing of this Agreement, a list of three auditor firms, with international experience, recognized prestige and independence and without professional conflict with respect to the Parties. By drawing before a Notary, one of them will be selected as Auditor.

Provided that the Parties are not able to reach an agreement regarding the list of Auditors, as well as if within the ten (10) day period from the signing of this agreement, the Parties are not able to reach such agreement, the firm designated by the President of the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas ICAC) will be appointed as Auditor. The appointment must be effected in the maximum period of 5 days from the request to the ICAC.

At the start of its appointment, the Auditor must accept in writing the appointment and the obligations inherent to the same, will be compensated as set by the parties at the time of its acceptance and will prepare in writing a declaration of no conflicts of interest with any of the Parties.

Appendix 6.2

ADR Legend

[NOT FILED]